JINPAN INTERNATIONAL LIMITED
ANNUAL REPORT
2014



SAFE HARBOR STATEMENT

Safe Harbor Provision

This Annual Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, the following:

- our ability to successfully implement our business strategy;
- the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;
- the effects of rapid technological changes and vigorous competition in the markets in which we operate;
- the effects of changes in competition and the pricing environments in the countries in which we operate;
- uncertainties about the future growth in electricity consumption and infrastructure;
- other factors or trends affecting the industry generally and our financial condition in particular;
- the effects of the higher degree of regulation in the markets in which we operate;
- the effects of additional or higher taxes in the countries in which we operate;
- general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities;
- the monetary and interest rate policies of the countries in which we operate;
- exchange rates; and
- other factors listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2014 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

TO OUR SHAREHOLDERS



Dear Fellow Shareholders:

We are pleased with our 2014 results, which reflect another year of record sales despite facing a challenging economic environment characterized by uncertainty and a lack of visibility within the Chinese market. Our performance during the year is the result of strong execution of our strategy. I am proud of the accomplishments of our team and their dedication to Jinpan.

Annual sales in 2014 were RMB 1,472 million ($241 million), a 5.3% increase from the prior year and reflected a second consecutive year of record sales. China sales increased 7.8% year-over-year and our international sales decreased 16.3% year-over-year. From a product standpoint, a 7.8% decline in cast resin transformer sales was more than offset by strong increases in sales of VPI transformers, line reactors, switchgear, and unit substations. Our full year operating margins decreased slightly, reflecting a decline in gross margins related to an increased mix of integrated products as well as one-time expenses associated with the proposed going private transaction. Net income in 2014 decreased 7.6% from the prior year to RMB 94.8 million ($15.5 million), or $0.93 per share.

2014 was a year of strong execution for Jinpan as we navigated an increasingly challenging economic environment within China. The year was marked by positive progress with the execution of several of our strategic initiatives. We will remain focused on the disciplined execution of our strategy during 2015 and beyond.



- Our product diversification was a major highlight during 2014, as our additional manufacturing capacity in Guilin provided us with flexibility to increase our production of switchgear and unit substations. Sales of these products increased 37.3% from the prior year to $56.3 million and constituted 23.4% of our total sales. These products are integrated systems, incorporating our transformers as well as other components, and carry higher sales prices and provide access to substantially larger addressable markets. While these products typically generate lower gross margins, this impact is largely offset by lower selling expenses. We are very pleased with our success with these product categories and expect continued growth and diversification this year.

- We remained active with our OEM customers during the year. As a reminder, we have qualified as a supplier to six multi-national OEMs. Our OEM customers are some of the world's largest industrial electrical equipment manufacturers and we successfully passed their rigorous qualification procedures, which highlights the high quality of our products as well as our manufacturing processes. We were particularly active shipping product to three of OEM customers and sales during 2014 were $37 million and constituted 15% of total sales. Despite a slight decline in sales, we expect a rebound during 2015 driven by an increase in sales to our largest OEM customer and a ramp up in sales to our newest OEM customer within the wind power market.

- We were able to strengthen our balance sheet as we generated strong cash flow and reduced our debt during the year, returning Jinpan to a net cash position at year-end. Our cash flow reflected improved working capital management, particularly an improvement in our management of our accounts receivable. We also incurred substantially reduced capital expenditures from prior years, as our Guilin facility was completed during 2013.

- China is, and will continue to be, our primary geographic market. Nearly 90% of our sales are within China, with demand driven by electricity consumption and infrastructure investment. China's economy is transitioning to a slower pace of growth and infrastructure investment growth has experienced a more pronounced slowing than the overall economy, particularly due to a slowdown

in property construction. While we have planned our strategy in anticipation of a slower-growth economy, this environment nonetheless presents a challenge.

In summary, our operating performance during 2014 reflects the remarkable efforts and capabilities of our team and their focus on the execution of our strategy. We continue to experience uncertainty within our end-markets in China, reflected by volatility in order volume and pricing pressure. This environment drives us to approach the market with caution. It is more important than ever that we remain focused on disciplined execution of our strategy and remain focused on prudent sales growth, cost control, and margin preservation. Despite our cautious near-term outlook, our Board of Directors decided to maintain our cash dividend for 2015, but at a reduced level. We believe that it is important to continue our commitment to creating value for our shareholders. In the long-term, we are confident that our high quality products and excellent service will enable us to continue to compete favorably within the market.

We deeply appreciate your continued support.

Sincerely,



Li Zhiyuan
Chairman of the Board and Chief Executive Officer
Jinpan International Limited

Our Business

Jinpan International Limited (the "Company", "JST" "we", us" and "our") designs, manufactures and markets equipment for the distribution of electricity. Our founders developed some of the first cast resin transformers in China in the 1980s and established the Company in 1993. The Company has since grown to become a leader in China's cast resin transformer industry. For twenty years, we have built a widely recognized brand based on excellent product quality, attentive customer service, and efficient manufacturing. We leverage our engineering capabilities to design and to manufacture high end, customized electric control and distribution equipment, much of which is used for demanding industrial applications and mission critical infrastructure projects.

We manufacture cast resin transformers for a wide range of infrastructural and industrial applications. In addition to cast resin transformers, we produce Vacuum Pressure Impregnated (VPI) transformers and reactors, and switchgears. We also provide integrated product solutions such as unit substations, which integrate LV/HV switchgear and cast resin transformer into a single space saving, weather resistant enclosure.

Our primary geographic market is China where we supply power distribution equipment to a wide range of infrastructure projects and industries, both public and private. With 36 sales offices across the country, we employ a direct sales and service strategy in China. Our international business has steadily grown over the years. While we conduct direct sales from our facility in Carlstadt, New Jersey, most of our international business is derived from sales to OEM customers who are some of the world's largest industrial electrical equipment manufacturers. Our international strategy is to leverage the scale and reach of

our OEM customers to penetrate overseas markets. In 2014, our total sales revenue reached RMB 1,472 million (US$241 million), of which China sales accounted for RMB 1,349.3 (US$ 220.9 million) and international sales accounted for RMB 122.7 million (US$ 20.1 million). As a consequence of our sales strategy, our revenue within China is derived from a fairly diversified customer base and most of our international revenue comes from sales to a handful of OEM customers.

Sales of power distribution equipment for wind turbine systems comprise a substantial portion of our international sales. In 2014, our portfolio of wind energy products is composed of cast resin transformers and VPI reactors for wind turbine platforms. In 2014, we sold wind energy products to two OEM customers, which are two of largest wind turbine suppliers worldwide. We aim to continue to build a more diversified and resilient customer base for our wind energy products.



OUR PRODUTS

CAST RESIN TRANSFORMERS

Transformers are electrical equipment that change voltage to facilitate the efficient transmission and distribution of electricity. Transformers are commonly used at power generation facilities to raise voltage to transport electric energy across transmission lines. When the electricity reaches the end user, transformers are used to lower voltage to make the electricity suitable for general use. The process of transforming voltage results in energy loss that is released in the form of heat and therefore transformers must contain effective cooling systems. One of several ways that transformers are classified is by their cooling systems. Dry type transformers, such as cast resin transformers, dissipate heat directly into the ambient air. Liquid cooled transformers, such as oil-filled transformers, dissipate heat into liquid mediums.

The cast resin transformer is a dry type transformer first developed in Germany in the 1960s as an alternative to oil-filled transformers. In contrast to an oil-filled transformer, which immerses coils in oil to dissipate heat, the coils of a cast resin transformer are coated with epoxy resin, which is able to withstand temperatures as high as 188 degrees Celsius. Heat passes through the epoxy coating and dissipates into the surrounding air. The cast resin transformer does not compete with oil-filled transformers in all applications. Most step-up transformers at power plants that increase the voltage to high levels are oil-filled transformers, because at such high voltages the amount of heat generated is more efficiently dissipated through a liquid medium. However, many step-down transformers located in the electricity distribution network and at the end user's site are dry type transformers. Certain wind and solar farms also use dry type transformers to step-up electricity for transmission. Cast resin transformers have several advantages over oil-filled transformers, including greater efficiency, lower maintenance requirements, greater fire resistance, and more environmentally friendly (the lack of cooling liquids eliminates the possibility of oil leaks). While oil-filled transformers are still widely used in China and throughout the world, we believe cast resin transformers are increasing in popularity because of these advantages.
We manufacture cast resin transformers for a wide range of infrastructural and industrial applications, including:

- Cast resin dry type distribution (dual voltage) transformers, which are used in a wide range of infrastructural, commercial, and residential developments to step down the voltage of electricity from the electric grid;
- Cast resin dry type power transformers, which are used in the electric grid to convert voltages;
- Cast resin dry type excitation rectifier transformers, which are used in power plants to deliver power to the excitation systems for electric generators;
- Cast resin dry type traction rectifier transformers, which are used in subways and light rail systems to deliver power to rail electrification systems;
- Cast resin dry type transformers for variable frequency drives, which are used in wide range of industrial applications to deliver power to drive electric motors;
- Cast resin dry type transformers for marine applications, which are used on board ships or off shore platforms;
- Cast resin dry type transformers for wind applications, which are used in wind farms (either in or outside the wind turbine platform) to step up voltage of the electricity generated for transmission in medium voltage electric grids;
- Cast resin dry type transformers for solar applications, which are used in solar farms to step up voltage of the electricity generated for transmission to medium voltage;
- Cast resin dry type transformers for Polycrystalline Silicon Reduction Furnace, which are used by manufacturers to deliver power to polycrystalline manufacturing facilities;
- Cast resin dry type isolation transformers, which provide galvanic isolation to transfer power between two circuits not connected together and to protect against electric shock and suppress electric noise is sensitive devices; and
- Cast resin dry type transformers with amorphous alloy core are energy efficient and used in a wide range of infrastructural, commercial, and residential projects to step down voltage of electricity from the electric grid to lower levels.



VPI TRANSFORMERS AND VPI LINE REACTORS

The Vacuum Pressure Impregnated (VPI) transformer and cast resin transformer are two popular dry type transformers. In contrast with the cast resin transformer, the coils of the VPI transformer are coated with varnish comprised primarily of polyester resin instead of epoxy resin. The varnish coating serves as an insulation medium. VPI transformers are manufactured using a process that applies varnish coating to the coils in interchanging cycles of pressure and vacuum. The coils are then cured in an oven. This manufacturing process allows for better penetration of the varnish into the coils.

The VPI line reactor does not change electric voltage. Rather, it is an inductor. In an alternating current (AC) circuit, an inductor has the characteristic of storing energy in a magnetic field and is reluctant to a change in current. In a direct current (DC) circuit, an inductor limits the rate of change of current in a circuit. The VPI line reactor is used to filter waveforms and attenuate electric noise and harmonics to help balance current and voltage output in an electrical circuit. It is manufactured using a process similar to that used to produce VPI transformers, as described previously.

We have the engineering capability to design and manufacture VPI transformers and line reactors that suit our customers' specific needs. Presently, we manufacture VPI transformers and reactors customized for a range of infrastructural and industrial applications, including VPI transformers that supply electricity to wind power converters, photovoltaic inverters, uninterrupted power supplies, variable frequency control drives, traction rectifier systems, and for ship board use. Our VPI transformers and line reactors are characterized by class H insulation, low loss levels, strong overload handling capacity, low flammability, low noise levels, compact size, and easy installation.



SWITCHGEARS

The switchgear is an electric equipment comprised of a combination of electrical disconnect switches, fuses, or circuit breakers. Through the control of the flow of electricity, the switchgear protects and isolates electrical equipment. The switchgear is used to de-energize equipment to allow maintenance work to be performed safely and to clear faults in the grid downstream. Consequently, the switchgear is an important piece of equipment, because it is directly linked to the reliability of the electricity supply. We offer a range of switchgear products for general power distribution and for specialized infrastructural and industrial applications. We manufacture high and low voltage switchgears, both conventional and gas insulated. We manufacture switchgears using our designs and also using designs licensed from Schneider Electric. Because each transformer is paired with both a high voltage and low voltage switchgear, we can offer a packaged solution to our customers.





UNIT SUBSTATIONS

The unit substation is a compact, fully enclosed transformer substation. It is integrated assembly comprised of high and low voltage switchgear, transformer, power meter and compensation device, all interconnected with cables or buss bars and housed in weather proof enclosure. We supply unit substations suitable for a range of infrastructural and industrial applications where the transformer is installed outdoors and exposed to the elements.

Our Facilities

We have four large-scale manufacturing facilities in China located in the cities of Haikou, Wuhan, Shanghai, and Guilin, respectively. We also have a facility for limited scale manufacturing, product testing, and storage in the United States located in Carlstadt, New Jersey.



Haikou Facility

Our headquarters, administrative and manufacturing facilities are located at No. 100 Nanhai Avenue, Haikou, Hainan Province, China. Our Haikou facility is our primary manufacturing and R&D facility. It produces cast resin transformers, switchgears, and transformer substations. The Company established this facility in 1993 and has gradually expanded the size and capacity of this facility to meet increasing demand. As of the end of 2014, our Haikou facility has reached a maximum transformer manufacturing capacity of approximately 6 million KVA.



Wuhan Facility

Our Wuhan facility is located at No. 90 Nanhu Ave., Dong Hu High Tech Development Zone, Wuhan, Hubei Province, China. Our Wuhan facility produces cast resin transformers. In February 2007, we acquired approximately 22,000 square meters of land in Wuhan to build the Wuhan manufacturing facility. Construction on the Wuhan facility began in early 2007 and was completed in May 2008. As of the end of 2014, the maximum transformer manufacturing capacity at our Wuhan facility approached 6 million KVA.


JST
JINPAN ELECTRIC(CHINA)CO.,LTD

Shanghai Facility

Our Shanghai facility is located at No. 999 Huijin Road, QingPu Industrial Park, QingPu District, Shanghai, China. Our Shanghai facility produces VPI transformers, VPI reactors, and gas insulated switchgears. In June 2008, we acquired land and buildings for this manufacturing facility, located near Shanghai. The site covers an area of approximately 71,000 square meters. The Shanghai facility began production in late 2009. Subsequent expansion of the Shanghai facility proceeded in tandem with our need for additional manufacturing capacity and the introduction of new products.


JST



Guilin Facility

Our Guilin Facility is located at No.1 Lanhui Road, Tieshan Industrial Park, National High-Tech Zone, Guilin, Guangxi, China. In early 2012, we began construction of factory buildings, administrative buildings, and employee dormitories in Guilin. We completed construction in January 2013. Formal production of cast resin transformers at the Guilin facility began at the end of March 2013. We plan to gradually ramp up production in Guilin over a two to three year period. In 2014, production of cast resin transformers and switchgears at the Guilin facility reached 3.52 million KVA and 1,220 units respectively in 2014. We believe that the current manufacturing equipment in the Guilin facility can support 6 million KVA of cast resin transformer production, however when fully equipped, we believe that the Guilin facility can support up to 12 million KVA of cast resin transformer production.

New Jersey Facility

Located at 390 Veterans Blvd, Carlstadt, New Jersey, our facility is approximately 53,000 square feet (including building and land). We purchased the facility in October 2009. The New Jersey facility serves as the administrative headquarters for our U.S. subsidiary, Jinpan International USA Ltd. The facility supports the limited scale manufacture and assembly of our cast resin transformers on a project-by-project basis. It also provides a platform for the testing, service, and storage of our products. This facility enables us to better support our North American customer base.



Our Engineering and R&D Capabilities

We have a team of approximately 220 engineers and technicians at the end of 2014. Our engineers use state-of-art CAD tools to render 3D models and 2D projections, vary design constraints, and collaborate on a common platform. We also developed our own proprietary software that incorporates a design database built up over the years. This software enables our engineers to leverage years of accumulated knowledge and know how to solve new problems.

Our R&D strategy is to develop new products and to expand the application of our existing product lines with objective of addressing a broader market. Our R&D efforts in 2014 were focused on developing products for E3 grade product, nuclear power transformers and large-capacity water-cooled transformer. We were granted numerous patents relating to our products technology by the PRC government in 2014. Such as A Supporting Structure for Dry-type Transformer Coil, An Insulate Structure for Amorphous Alloy Dry-Type Transformer, An Explosion-proof Device for Gas Insulated Metal Clad Switchgear, etc. Some R&D projects that we completed in 2014 are as follows:

- Turbine cast resin multi-pulse phase shift rectifier transformer (4500 KVA)
- E3 grade product
- Dry type power transformer optimization project
- 500KW Double-deck reactor for Sungrow Solar and JST R&D department 500KW solar energy power system
- R&D modular substation 40.5kV/630A-20kA
- GMU-40.5V/630-20 gas insulated switchgears
- Onshore and offshore wind turbine transformer



Our Managementand Manufactureing Capabilities



Our reputation as a reliable, efficient manufacturer of high quality power distribution products is founded on adherence to scientific management principles. We strictly implement international quality, environmental, and work health and safety standards, which enable us to manufacture our products efficiently and on a large scale. Our manufacturing facilities in China are certified to meet ISO 9001, ISO14001, and OHSAS 18001standards. We also made substantial investments in computerized management systems. All of our manufacturing facilities in China run on SAP's Enterprise Resource Planning System, which combines management, inventory and cost control information on one integrated platform.



Our Industry

We believe that the demand for electricity distribution in China is driven by two macro trends – the growth in electricity consumption and infrastructure development – resulting from China's industrialization and urbanization. China's economic growth underlies both of these growth drivers.

China's cast resin dry type transformer market remained competitive in 2014. Prices of key raw materials (e.g. silicon steel, copper, and aluminum), remained stable at low levels Low raw materials prices continued to enable price competition among established manufacturers and kept the entry barrier low to new market entrants. As expected, the price for high-end customized transformers, where there is less competition and a more demanding customer base, held up better than that for standard distribution transformers in a competitive market environment. The market for high end customized transformers is dominated by a few large high quality manufacturers, because of the engineering and manufacturing resources required to custom design and produce high quality transformers for demanding industrial and power applications. Customers of high end custom transformers also place greater emphasis on design, quality, and reliability.



Our Business Strategy

Our net sales for the full year 2014 were a record RMB 1,472 million (US$241 million), a 5.3% increase from RMB 1,397.9 million ($225.7 million) last year. Our net income in 2014 decreased 7.6% to RMB 94.8 million ($15.5 million), or $0.93 per share, compared to RMB 102.6 million ($16.6 million), or $0.99 per share, in the prior year. Our 2014 results reflect another year of record sales despite facing a challenging economic environment characterized by uncertainty and a lack of visibility within the Chinese market. China's economic environment remains challenging, particularly within our core cast resin transformer markets, where we are faced with slowing growth and pricing pressure. Our increased sales of line reactors, VPI transformers, switchgear, and unit substations was able to more than offset the decline in sales of cast resin transformers.

Our execution during 2014 remained strong and, going forward, we will pursue a strategy of diversifying our product offering, deepening our relationships with global OEM customers, and capturing market opportunities within China.







Key elements of our business strategy include but are not limited to the following:

Expand and Diversify our Product Offering

We continue to expand our product offerings to address new market opportunities. From cast resin transformers, we diversified into related products including VPI transformers, VPI line reactors, switchgears and unit substations. Over the years, we made significant progress in expanding our product offering and adapting our products to new applications through research and development and technology licensing. We also maintain licenses for the manufacture of certain VPI reactors (designed for an OEM customer's wind turbine platform) and for the manufacture of certain circuit breakers and low voltage switchboards. We believe that enriching our product portfolio will enable us to offer more comprehensive power distribution solutions to our customers, to reach into new markets, and to reduce the risk of overconcentration on one product line.

Leverage our relationships with major OEM customers to expand our global reach.

Over the last several years, we have worked to expand and diversify our OEM customer base. Starting with one major OEM customer in 2009, we have to date qualified as supplier to six major OEM customers. By integrating into the global supply chain of OEM customers with a global presence, we can leverage the market reach of these OEM customers to effectively address a broader international market.

Revenue from sales to OEM customers reached RMB 224.2 million (US$36.7 million) in 2014. Of this total, sales to our largest OEM customer was approximately RMB 107.4 million (US$17.6 million) and sales to our second largest OEM customer was approximately RMB 90.4 million (US$ 14.8 million). Near the end of 2014, we began shipping products to a recently-added OEM customer within the wind power industry. Going forward, we will shift focus from expanding our OEM customer base to deepening relationship with existing OEM customers to grow our sales.

Focus on China's Growing Electric Infrastructure Market

China remained our largest market in 2014, by a wide margin. Sales in China of RMB 1,349.3 (US$220.9 million) accounted for 91.6% of our total sales revenue of RMB 1,472 million (US$241.0 million) in 2014. China's economic environment remains challenging, particularly within our core cast resin transformer markets, where we are faced with slowing growth and pricing pressure. While we are pleased with our strong growth within the larger switchgear and unit substation markets, the market is nonetheless volatile. As such, we are approaching 2015 with a disciplined focus on prudent sales growth, cost control, and margin preservation.

As a supplier of medium voltage electrical power control and distribution products, we sell to broad customer base in both the public and private sectors for variety of commercial, industrial, and infrastructure projects. We are a leading manufacturer of cast resin transformers in China and currently also the largest in terms of manufacturing capacity. We believe that we have both the capacity and opportunity to capitalize on growth of China's market.


THE LITTLE MERMAID
HSBC
RENT
Virgin

FINANCIAL REPORT

IINDEX TO FINANCIAL STATEMENTS

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES:

Grant Thornton
致同

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited (a British Virgin Islands company) and its subsidiaries (the "Company") as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jinpan International Limited and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2014, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2015 expressed an unqualified opinion.

Grant Thornton

Shanghai, The People's Republic of China
April 30, 2015

Grant Thornton
致同

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited internal control over financial reporting of Jinpan International Limited (a British Virgin Islands company) and its subsidiaries (the "Company") as of December 31, 2014, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Grant Thornton
致同

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in the 2003 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2014, and our report dated April 30, 2015 expressed an unqualified opinion on those financial statements.

Grant Thornton

Shanghai, The People's Republic of China
April 30, 2015

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2014 and 2013

	Notes	December 31, 2014 US$	December 31, 2014 RMB	December 31, 2013 RMB
		(In thousands, except number of shares and per share data)		
Assets				
Current assets:				
Cash and cash equivalents		13,209	80,826	149,874
Restricted cash		1,178	7,210	8,024
Short-term investment	4	13,156	80,500	30,000
Notes receivable		11,557	70,718	96,341
Accounts receivable, net	5	140,225	858,037	881,646
Inventories	6	50,003	305,967	204,942
Prepaid expenses		20,856	127,619	25,630
Deferred tax assets	10	2,515	15,388	12,920
Other receivables		6,901	42,229	42,013
Total current assets		259,600	1,588,494	1,451,390
Property, plant and equipment, net	8	73,976	452,659	460,932
Construction-in-progress	8	2,693	16,481	23,092
Land use right	7	14,856	90,902	92,777
Goodwill		13,768	84,246	84,246
Other assets		106	649	757
Total assets		364,999	2,233,431	2,113,194
Liabilities and shareholders' equity				
Current liabilities:				
Short-term bank loans	11	-	-	67,681
Accounts payable		37,364	228,633	164,695
Notes Payable	9	14,665	89,733	64,004
Income tax payable		2,025	12,389	15,338
Value added tax payable		1,457	8,917	25,978
Advances from customers		21,563	131,946	86,619
Commission payable		22,046	134,899	116,141
Accrued employee benefits		2,028	12,411	11,448
Other liabilities		5,959	36,460	31,411
Total current liabilities		107,107	655,388	583,315
Commitments and contingencies	14			
Long term liability:				
Deferred Income		4,964	30,377	29,176
Long Term bank loans	11	26,239	160,553	195,087
Total Liabilities		138,310	846,318	807,578
Shareholders' equity:				
Convertible preferred stock, US$0.0045 par value: Authorized shares - 2,000,000 Issued and outstanding shares – none in 2014 and 2013	20	-	-	-
Common stock, US$0.0045 par value: Authorized shares – 40,000,000 Issued and outstanding shares –16,418,456 in 2014 and 2013	20	74	606	606
Additional paid-in capital		38,138	298,418	295,688
Reserves		13,442	93,985	90,356
Retained earnings	20	149,197	1,001,054	925,837
Accumulated other comprehensive income		26,106	(3,848)	(3,673)
		226,957	1,390,215	1,308,814
Less: Treasury shares at cost, Common stock –135,488 in 2014 and 138,306 in 2013		(268)	(3,102)	(3,198)
Total shareholders' equity		226,689	1,387,113	1,305,616
Total liabilities and shareholders' equity		364,999	2,233,431	2,113,194

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2014, 2013 and 2012

	Notes	2014 US$	2014 RMB	2013 RMB	2012 RMB
		Year ended December 31,			
		(In thousands, except number of shares and per share data)			
Net sales	18	241,007	1,472,045	1,397,861	1,324,952
Cost of products sold		(165,540)	(1,011,100)	(949,081)	(892,042)
Gross profit		75,467	460,945	448,780	432,910
Selling and administrative		(59,585)	(363,939)	(345,464)	(339,221)
Operating profit		15,882	97,006	103,316	93,689
Other income (expense)					
Other income, net		4,457	27,220	27,021	19,119
Interest income		290	1,771	1,693	1,163
Interest expense		(2,323)	(14,188)	(12,830)	(11,115)
Income before income taxes		18,306	111,809	119,200	102,856
Income taxes	10	(2,792)	(17,051)	(16,579)	(14,363)
Net income		15,514	94,758	102,621	88,493
Other comprehensive income (loss)					
Foreign currency translation adjustment		(29)	(174)	(169)	(460)
Total comprehensive Income		15,485	94,584	102,452	88,033
Earnings per share					
-Basic		US$ 0.96	RMB 5.84	RMB 6.32	RMB 5.47
-Diluted		US$ 0.93	RMB 5.70	RMB 6.14	RMB 5.29
Weighted average number of shares					
-Basic		16,232,381	16,232,381	16,230,165	16,170,107
-Diluted		16,633,683	16,633,683	16,711,192	16,717,277

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2014, 2013 and 2012

	Number of treasury shares	Number of common shares	Number of preferred shares	Treasury stock RMB	Warrants RMB	Common shares RMB	Convertible preferred stock RMB	Additional paid-in capital RMB	Reserves RMB	Retained earnings RMB	Accumulated Other Comprehensive Income RMB	Total RMB
						(In thousands, except for number of shares)						
Balance at January 1, 2012	(227,306)	16,395,456	-	(4,417)	6,232	605	-	284,936	85,321	770,156	(3,044)	1,139,789
Net income	-	-	-	-	-	-	-	-	-	88,493	-	88,493
Expired Warrants	-	-	-	-	(6,232)	-	-	6,232	-	-	-	-
Cash dividends distributed ($0.18 per share)	-	-	-	-	-	-	-	-	-	(18,324)	-	(18,324)
Exercise of stock options for cash	12,000	-		135		-	-	-	-	-	-	135
Employees stock-based expenses	-	-	-	-	-	-	-	2,556	-	-	-	2,556
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(460)	(460)
Balance at December 31, 2012	(215,306)	16,395,456	-	(4,282)	-	605	-	293,724	85,321	840,325	(3,504)	1,212,189
Net income	-	-	-	-	-	-	-	-	-	102,621	-	102,621
Transfer to reserves	-	-	-	-	-	-	-	-	5,035	(5,035)	-	-
Cash dividends distributed ($0.12 per share)	-	-	-		-	-	-	-	-	(12,074)	-	(12,074)
Exercise of stock options for cash	77,000	23,000	-	1,084	-	1	-	251	-	-	-	1,336
Employees stock-based expenses	-	-	-	-	-	-	-	1,713	-	-	-	1,713
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(169)	(169)

Balance at December 31, 2013	(138,306)	16,418,456	-	(3,198)	-	606	-	295,688	90,356	925,837	(3,673)	1,305,616
Net income	-	-	-	-	-	-	-	-	-	94,758	-	94,758
Transfer to reserves	-	-	-	-	-	-	-	-	3,629	(3,629)	-	-
Cash dividends distributed ($0.16 per share)	-	-	-		-	-	-	-	-	(15,912)	-	(15,912)
Exercise of stock options for cash	2,818	-	-	96	-	-	-	-	-	-	-	96
Employees stock-based expenses	-	-	-	-	-	-	-	2,730	-	-	-	2,730
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(174)	(174)
Balance at December 31, 2014	(135,488)	16,418,456	-	(3,102)	-	606	-	298,418	93,985	1,001,054	(3,847)	1,387,113

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2014, 2013 and 2012

	Year ended December 31,			
	2014	2014	2013	2012
	US$	RMB	RMB	RMB
	(In thousands)			
Operating activities				
Net income	15,514	94,758	102,621	88,493
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:				
Depreciation and Amortization	7,325	44,739	42,499	35,746
Deferred income taxes	(429)	(2,622)	(4,499)	(2,053)
Allowance for doubtful accounts	1,723	10,524	26,595	17,198
Loss/(gain) on disposal of property, plant and equipment	-	-	(250)	(27)
Employee stock-based compensation	447	2,730	1,713	2,556
Changes in operating assets and liabilities				
Restricted cash	133	814	(2,845)	(3,155)
Accounts receivable	2,142	13,084	(125,016)	(104,914)
Notes receivable	4,195	25,623	2,470	21,627
Inventories	(16,540)	(101,025)	(19,113)	45,258
Prepaid expenses	(16,698)	(101,989)	(9,741)	67,606
Other receivables	8	46	(5,277)	(2,680)
Accounts payable	10,468	63,938	7,373	9,389
Notes Payable	4,212	25,729	26,243	(48,002)
Income tax	(483)	(2,949)	3,523	(2,899)
Value added tax	(2,793)	(17,061)	3,849	2,005
Advances from customers	7,421	45,327	982	5,982
Commission payable	3,071	18,758	29,169	24,849
Accrued employee benefits	158	963	778	(8,505)
Government grants	172	1,200	(3,500)	(150)
Other liabilities	620	3,639	11,211	(24,022)
Net cash provided by/ operating activities	20,666	126,226	88,785	124,302
Investing activities				
Purchases of property, plant and equipment	(1,278)	(7,805)	(2,289)	(55,298)
Proceeds from sales of property, plant and equipment	-	-	250	180
Payment for construction-in-progress	(3,303)	(20,175)	(78,445)	(168,352)
Purchase of short term investment	(74,330)	(454,000)	(314,090)	(150,000)
Sales of short term investment	66,062	403,500	354,090	80,000
Receipt of government grant for new plant construction	196	1,200	9,794	19,383
Sales of investment in Beijing Jinpan Huineng Co.	-	-	-	200
Net cash used in investing activities	(12,653)	(77,280)	(30,690)	(273,887)
Financing activities				
Proceeds from bank loans	9,887	60,390	261,415	397,841
Repayment of bank loans	(26,622)	(162,604)	(274,954)	(266,299)
Proceeds from exercise of stock options	16	96	1,337	135
Dividends paid	(2,605)	(15,912)	(12,074)	(18,323)
Net cash (used in financing activities	(19,324)	(118,030)	(24,276)	113,354

Effect of exchange rate changes on cash	(62)	36	(286)	(25)
Net increase/(decrease) in cash and cash equivalents	(11,373)	(69,048)	33,533	(36,256)
Cash and cash equivalents at beginning of year	24,582	149,874	116,341	152,597
Cash and cash equivalents at end of year	13,209	80,826	149,874	116,341
Interest paid	1,651	10,085	16,869	10,528
Income taxes paid	3,701	22,605	15,296	19,048

The accompanying notes form an integral part of these consolidated financial statements.

1. ORGANIZATION AND PRINCIPAL ACTIVTIIES

Jinpan International Limited (the "Company") was incorporated under the laws of the British Virgin Islands on April 3, 1997. The Company's securities are registered with the U.S. Securities and Exchange Commission and publicly traded on The NASDAQ Global Select Market. The Company designs, manufactures and markets equipment for distribution of electricity through its subsidiaries in the United States and China. The Company is also registered to conduct business in Hong Kong. The following chart illustrates the Company's organizational structure:



Jinpan International Ltd.
Jinpan Electric (China) Co. Ltd.
Jinpan International USA Ltd.
Hainan Jinpan Electric Co. Ltd.
15%
Wuhan Jinpan Electric Co. Ltd.
Jinpan Electric Group (Shanghai) Co. Ltd.
Jinpan Realty Group LLC
79%
Hainan Jinpan Electric Research Co. Ltd.
Guilin Jun Tai Fu Electric Co. Ltd. (Formerly "Guilin Jun Tai Fu Construction and Development Co. Ltd.")
Jinpan Electric Group (Shanghai) Alternative Energy Equipment Co. Ltd.
Jinpan Electric Group (Shanghai) Transmission & Distribution Automation Equipment Co. Ltd.
Shanghai Dong Dian International Trading Co. Ltd.
Shanghai Pan Ding Investment Co. Ltd.

The Company and its subsidiaries are collectible referred to as the "Group."

2. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory financial statements of Hainan Jinpan and Jinpan China, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to foreign investment enterprises as established by the Ministry of Finance of China.

The reporting currency of the Group is Renminbi ("RMB"), the national currency of China. Solely for the convenience of the reader, the asset and liability accounts have been translated into United States dollars ("US$") using the People's Bank of China's rate of RMB 6.1190 to US$1, the prevailing rate on December 31, 2014 and equity accounts were translated using historical rates. Income statement accounts were translated using the average exchange rate of RMB 6.11 to US$1 for the year 2014. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are directly and indirectly wholly-owned. All intercompany accounts and transactions have been eliminated in consolidation.

(b) Cash, Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Group maintains certain bank accounts in the PRC which are not protected by FDIC insurance or other insurance. There was approximately RMB 77.4 million held in non-US banks or financial institutions as of December 31, 2014. As of December 31, 2014, the Group held approximately RMB 10.6 million (US$ 1.7 million) cash in the United States of which RMB 4.0 million (US$ 0.7 million) was in excess of FDIC insurance limits. At December 31, 2014, the Group had approximately RMB 7.2 million (US$ 1.2 million) restricted cash related to products guaranty insurance.

(c) Investments Available-for-Sale

The Group classifies its marketable debt and equity securities at the date of acquisition as available-for-sale. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of shareholders' equity.

When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Group evaluates evidence to support a realizable value in excess of the current market price for securities with readily determinable fair value. Such information may include the investment's financial performance (including factors such as earnings trends, dividend payments, asset quality and specific events), the near-term prospects of the investment, the financial condition and prospects of the investment's region and industry, and the Group's investment intent. Typically, a sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment. When a decline in value is deemed to be other-than-temporary, an impairment loss is recognized through a charge to interest income and other, net in the current period to the extent of the decline below the carrying value of the investment. Adverse changes in market conditions or poor operating results of underlying investments could result in additional other-than-temporary losses in future periods.

(d) Trade Receivables

Trade receivables, which generally have 30 to 180 day terms, except for some of long term sales contracts that we provide a payment term based on the progress of their projects, are recognized and carried at original invoice amounts less an allowance for doubtful accounts. Credit is offered to customers based on their payment history, financial capability, and credit rating. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. We also make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer, the customers' current credit status and known market factors, to record a specific reserve for customers against their corresponding receivable amounts. These specific reserves are re-evaluated and adjusted as additional information affects the estimated amounts. We write off receivables against allowance for doubtful account when there is evidence that the likelihood of collection is not probable and it is deemed uncollectible. From time to time customers pay us with in-kind product in lieu of cash. When this occurs we compare the receivable balance against the fair market value of the product received in determining whether a gain or loss should be recorded.

(e) Notes Receivable

For accounts receivable in which payment is received in the form of short-term financial instruments, the Group classifies such accounts receivable as notes receivable. These short-term financial instruments generally mature, and thus are convertible into cash, in six months or less.

(f) Inventories

Inventories are priced at the lower of cost or market value. Market value represents the net realizable value for inventories. Cost is determined using the weighted average cost method.

We periodically review our inventory for excess inventory obsolescence. We write down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. These reviews require management to estimate future demand for our products and evaluate market conditions. Possible changes in these estimates could result in a write down of inventory. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. If actual market conditions are more favorable than projected, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

(g) Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Estimated useful lives are as follows:

Buildings	10 - 20 years
Machinery and equipment	6 - 10 years
Motor vehicles	6 years
Furniture, fixtures and office equipment	5 years

Maintenance and repair costs of a routine nature are expensed as incurred. Expenditures for major renewals and improvements that extend the life of an asset are capitalized.

(h) Construction-in-Progress

Construction-in-progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and put into use. Construction-in-progress at December 31, 2014 mostly represents machinery under installation. Interest related to construction-in-progress of nil, RMB 4.7 million (US$ 0.8 million) and RMB 4.5 million (US$ 0.7 million) was capitalized for the year end December 31, 2014, 2013 and 2012 respectively.

(i) Impairment of Long-lived Assets

For long-lived assets used in operations, the Group records impairment losses when events and circumstances indicate that these assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their respective carrying amounts. If less, the impairment losses are based on the excess of the carrying amounts of these assets over their respective fair values. Their fair values would then become the new cost basis. Fair value is determined by quoted market prices, if available. When quoted market prices are not available, the present value of the future estimated net cash flow is generally used. For assets held for sale, impairment losses are measured at the lower of the carrying amount or the fair value less costs to sell. For assets to be disposed of other than by sale, impairment losses are measured at their carrying amount less salvage value, if any, at the time the assets cease to be used.

(j) Income Taxes

The Group uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that such benefits will more-likely-than-not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

China set a unified corporate income tax rate of 25% applicable to both domestic and foreign funded companies in 2007. The new tax rate of 25% will take effect gradually. The applicable tax rate is 18% for calendar year 2008, 20% for 2009, 22% for 2010, 24% for 2011, and 25% for 2012. However, Hainan Jinpan was recognized as a technically advanced enterprise and is entitled to a 15% tax rate for three years commencing from January 1, 2008. Hainan Jinpan extended its status as technically advanced enterprise in 2011 and 2014. The income tax rate applicable to Jinpan China is one half of the prevailing rate from 2010 to 2012 and is 25% in 2013 and 2014. Shanghai Jinpan also was recognized as a technically advanced enterprise in 2012 and its income tax rate is 15% from 2012 to 2014. Shanghai T&D is taxed at 25% of net income before tax from 2012 to 2014. Guilin JTF was recognized as a "West Development Enterprise" and also entitled to a 15% income tax rate from 2013 to 2020 (For more information on Jinpan China's effective tax rates, see Note 10. Deferred Tax Assets and Income Taxes.)

The Group classifies tax penalties and interest expense as income tax expense.

(k) Value Added Tax

All of the Group's products sold in the PRC are subject to Chinese VAT at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Group on raw materials and other materials included in the cost of producing its finished products. The VAT amounts paid and available for offset are maintained in VAT Tax payables.

(l) Goodwill

We perform our annual goodwill impairment test as of December 31. Goodwill is reviewed for impairment utilizing a qualitative assessment or a two-step quantitative process. We have an option to make a qualitative assessment of a reporting unit's goodwill for impairment. If we choose to perform a qualitative assessment and determine the fair value more likely than not exceeds the carrying value, no further evaluation is necessary. Where we perform the two-step process, the first step requires us to compare the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is required. In step two, the implied fair value of goodwill is calculated as the excess of the fair value of the reporting unit over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting unit's goodwill, the difference is recognized as an impairment loss. The Group performed first step quantitative impairment test at the end of December 31, 2014. The test concluded that the fair value is more than the carry value of the asset.

(m) Foreign Currency Translation

The reporting currency of the Group is the Renminbi. The functional currency of Hainan Jinpan and Jinpan China is Renminbi and the functional currency of the Company and Jinpan USA is the US dollar. Financial statements for these entities have been translated into Renminbi in accordance with ASC 830, *Foreign Currency Translation*. Asset and liability accounts are translated using the exchange rates in effect at the balance sheet date, and shareholders' equity accounts are translated at the historical exchange rate. Income statement and cash flows amounts are translated using the average

exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year-to-year are reported in Accumulated Other Comprehensive Income (Loss). The effect on the transaction gains and losses as reported on the Consolidated Statements of Comprehensive Income is insignificant for all years presented herein.

(n) Operating Leases

Leases, where substantially all the rewards and risks of ownership of assets remain with the leasing company, are accounted for as operating leases. Rentals applicable to such operating leases are reported on the Consolidated Statements of Comprehensive Income and determined using the straight-line basis over the applicable lease term. The operating lease rental expense incurred by the Group during the years ended December 31, 2014, 2013 and 2012 amounted to RMB 3.7 million (US$ 0.6 million), RMB 4.0 million (US$ 0.6 million), and RMB 4.3 million (US$ 0.7 million), respectively. The operating leases were recorded as cost of products sold or selling and administrative expense.

(o) Revenue Recognition

Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery occurs, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Some of the long term sales contract's payments term is longer than normal term, the Group recognizes revenue if the collectability is reasonably assured based on past collection history. For some of our products sales in China, there are provisions that we need to provide technical support to customers before or during customers' installation of the products. This involves multi-deliverable arrangement and should be accounted for as separate units of accounting. However, the Group considers the cost associated with the technical support to customers is inconsequential and perfunctory. The Group recognizes all the revenue upon delivery of the products when the significant risks and rewards of ownership have been transferred to the buyer upon delivery as one unit of accounting.

As for Installation services revenue, if the Company is the primary obligor and has general inventory risk, the Company recognizes revenue on a gross basis. If the Company is not primary obligor and earns a fixed amount of fee, the Company recognizes revenue on a net basis.

(p) Non-Operating Income

For the Group's non-operating transactions, income is recognized as follows:

(i) interest income from bank deposits is recognized on a time proportionate basis using the principal outstanding and at the applicable interest rate; and

(ii) government grant income is recognized as a component of other income when the relevant approvals are received from the government and any grant terms are met. If management does not believe that sufficient objective and positive evidence exists to conclude that approval of the grant from government is probable, the receipt of the grant is not recognized as income.

(q) Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Company's consolidated financial statements include the allowance for doubtful accounts, inventory obsolescence, goodwill impairment, and stock based compensation. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

(r) Earnings Per Common and Common Equivalent Share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. The number of ordinary equivalent shares is related to outstanding stock options and warrants and is calculated using the treasury stock method.

(s) Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group's available-for-sale securities and foreign currency translation adjustments are included in Accumulated Other Comprehensive Income (Loss).

(t) Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation to develop new products or processes, or significantly enhance existing products or production processes, and implement new methods of design, testing of product alternatives or construction of prototypes. The Group expenses all research and development costs as incurred. The research and development costs incurred by the Group during the years ended December 31, 2014, 2013 and 2012 were RMB 66.2 million(US$ 10.8 million), RMB 56.8 million (US$ 9.2 million) and RMB 58.8 million (US$ 9.3 million), respectively and all these amounts were recorded as selling and administrative expense.

(u) Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB 1.3 million (US$ 0.2 million), RMB 0.4 million (US$ 0.06 million) and RMB 0.6 million (US$ 0.09 million) in advertising costs during 2014, 2013 and 2012, respectively and all these amounts were recorded as selling and administrative expense.

(v) Shipping and Handling Expenses

The cost of shipping and handling is expensed as incurred and reported within Selling and Administration Expenses. The Group incurred RMB 31.7 million (US$ 5.2 million), RMB 35.9 million (US$ 5.8 million) and RMB 28.1 million (US$ 4.5 million) in shipping and handling costs during 2014, 2013 and 2012, respectively.

(w) Stock-based Compensation

We record stock-based compensation expense based upon the grant date fair value of share-based awards. The fair value of the award is recognized as expense ratably over the requisite service periods. We use the Black-Scholes option-pricing model, which incorporates various assumptions including volatility, expected life and interest rates to determine fair value.

(For more information on the valuation methods used for options, see note 20(g), Stock options Valuation.)

(x) Product Warranty

The Group provides a basic limited warranty, which covers parts and labor, for all products, for one year. The product warranty expense incurred in each year from 2012 through 2014 is not considered significant thus, the Group recorded warranty expense as incurred. The Group incurred RMB

4.8million (US$ 0.8 million), RMB 4.1 million (US$ 0.7 million), and RMB 3.3 million (US$ 0.5 million) in product warranty expense during the years ended December 31, 2014, 2013 and 2012, respectively.

(y) New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" (Topic 606), which supersedes the revenue recognition requirements in ASC Topic 605, "Revenue Recognition," and most industry-specific guidance. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The amendments in the ASU must be applied using either the retrospective or cumulative effect transition method and are effective for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted. We will evaluate the effects, if any, that adoption of this guidance will have on our consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period" ("ASU 2014-12"). The FASB issued ASU 2014-12 to clarify that a performance target in a share-based compensation award that could be achieved after an employee completes the requisite service period should be treated as a performance condition that affects the vesting of the award. As such, the performance target should not be reflected in estimating the grant-date fair value of the award. ASU 2014-12 is effective for the Company for fiscal year 2016, and early adoption is permitted. We will evaluate the effects, if any, that adoption of this guidance will have on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, "Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern" ("ASU 2014-15"). ASU 2014-15 requires an entity's management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable). When conditions or events raise substantial doubts about an entity's ability to continue as a going concern, management shall disclose: (i) the principal conditions or events that raise substantial doubt about the entity's ability to continue as a going concern; (ii) management's evaluation of the significance of those conditions or events in relation to the entity's ability to meet its obligations; and (iii) management's plans that are intended to mitigate the conditions or events and whether or not those plans alleviate the substantial doubt about the entity's ability to continue as a going concern. ASU 2014-15 is effective for the Company for fiscal year 2016, and early application is permitted. We do not currently anticipate that ASU 2014-15 will have any impact on the Company's financial statement disclosures.

(z) Fair Value Measurement

In accordance with ASC subtopic 820-10, a fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. Overall, establishes a three-tiered hierarchy that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3). The following table presents information about assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2014 and 2013:

(RMB in thousands)	Fair value at December 31, 2014	Level 1	Level 2	Level 3
Investment available-for-sale	80,500	80,500	-	-

(RMB in thousands)	Fair value at December 31, 2013	Level 1	Level 2	Level 3
Investment available-for-sale	30,000	30,000	-	-

4. INVESTMENTS AVAILABLE-FOR-SALE

Available-for-sale securities held by the Group at December 31, 2014 and 2013 were as follows:

	2014	2014	2013
	US$	**RMB**	**RMB**
		(In thousands)	
Portfolio investment			
Cost	13,156	80,500	30,000
Gross unrealized loss	-	-	-
Fair market value	13,156	80,500	30,000
Total investments available-for-sale	13,156	80,500	30,000

5. ACCOUNTS RECEIVABLE,

Accounts receivable of the Group at December 31, 2014 and 2013 were as follows:

	2014	2014	2013
	US$	**RMB**	**RMB**
		(In thousands)	
Accounts receivable-trade	152,600	933,758	946,843
Less: Allowance for doubtful accounts	(12,375)	(75,721)	(65,197)
Accounts receivable-net	140,225	858,037	881,646
Movement of allowance for doubtful accounts			
Beginning at January 1	(10,655)	(65,197)	(38,602)
Provided during the year	(1,939)	(11,862)	(26,656)
Less: Written off during the year	219	1,338	61
	(12,375)	(75,721)	(65,197)

6. INVENTORIES

Inventories of the Group at December 31, 2014 and 2013 were as follows:

	2014	2014	2013
	US$	**RMB**	**RMB**
		(In thousands)	
Finished products	25,068	153,394	108,475
Products in process	8,760	53,602	42,986
Raw materials	16,175	98,971	53,481
Inventories	50,003	305,967	204,942

7 LAND USE RIGHT

All lands in the PRC are state-owned and no private land ownership rights exist.

The Group has obtained land use right certificates for all its facilities. We amortize the land use right in Hainan and Shanghai on a straight line basis over 20 to 40 years which will expire from the year 2026 to 2051. We also amortize the land use right in Wuhan and Guilin on a straight line basis over 50 years which will expire in the year 2057 to 2061.

8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Group at December 31, 2014 and 2013 were as follows:

	2014 US$	2014 RMB	2013 RMB
		(In thousands)	
Buildings	53,030	324,494	317,930
Machinery and equipment	47,730	292,060	221,203
Motor vehicles	4,812	29,443	27,037
Furniture, fixtures and office equipment	9,710	59,413	104,649
	115,282	705,410	670,819
Less: accumulated depreciation	(41,306)	(252,751)	(209,887)
Property, plant and equipment, net	73,976	452,659	460,932

The Group's buildings are located in the PRC and United States and the land on which the Group's buildings are situated in the PRC are State-owned. The property in the U.S. is owned by Jinpan Realty, LLP, a wholly owned subsidiary of Jinpan USA. Depreciation expense in 2014, 2013 and 2012 was RMB 42.9 million (US$ 7.0 million), RMB 40.2 million (US$ 6.5 million) and RMB 33.0 million (US$ 5.2 million) respectively. The depreciation was included both in cost of goods sold and selling and administrative expense.

Construction in progress represents labors cost, materials in connection with the construction of new facility and installation of manufacturing equipment. At December 31, 2014 and 2013 the balance of construction in progress was RMB 16.5 million (US$ 2.7 million) and RMB 23.1 million (US$ 3.8 million) respectively. Interest related to construction in progress of RMB nil and RMB 4.7 million (US$ 0.8 million) was capitalized for the years ended December 31, 2014 and 2013 respectively.

9. NOTES PAYABLE

In 2014, Hainan Jinpan entered into material purchasing agreement with suppliers in China. The notes were payable to the suppliers and were unsecured, short term and non-interest bearing. As of December 31, 2014 and 2013, the balance of the note payable was RMB 89.7 million (US$ 14.7 million) and RMB 64.0 million (US$ 10.5 million) respectively.

10. DEFERRED TAX ASSETS AND INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the State of New York. Jinpan USA is subject to federal tax and state tax in the United States.

In accordance with the relevant PRC income tax laws, Hainan Jinpan's applicable tax rate is 25%, however, in 2008, 2011 and 2014, Hainan Jinpan was recognized as a High and New Technology Enterprise by the PRC government and was approved for a preferential tax rate of 15% for three years commencing from January 1, 2008. Hainan Jinpan extended its status as High and New Technology Enterprise in 2014 and is entitled to a 15% tax rate for another three years commencing from January 2014.

Jinpan China is subject to a 12.5% tax rate in the year 2012. Jinpan China is subject to applicable tax rate of 25% in the year 2013 and 2014 in accordance with PRC income tax law.

Shanghai Jinpan is subject to a corporate income tax rate of 25% in 2012. In 2012, however, Shanghai Jinpan was granted as High and New Technology Enterprise and was approved for a preferential tax rate of 15% for three years from 2012 to 2014.
Guilin JFT's tax rate was 25% in 2012. In 2013, Guilin JFT was approved from tax authority for a 15% preferential tax rate from 2013 to 2020 according to the tax policy that encouraging companies set up operation in Western Region of China.

Pretax income for the years ended December 31, 2014, 2013 and 2012 was taxed in the following jurisdictions with the exception of the British Virgin Islands, which is tax exempt:

	2014	**2014**	**2013**	**2012**
	US$	**RMB**	**RMB**	**RMB**
		(In thousands)		
British Virgin Islands	(2,446)	(14,939)	(5,886)	(6,592)
United States of America	(300)	(1,833)	(528)	3,171
The People's Republic of China	21,052	128,581	125,614	106,277
	18,306	111,809	119,200	102,856

Significant components of the provision for income taxes attributable to income before taxes are as follows:

	2014	**2014**	**2013**	**2012**
	US$	**RMB**	**RMB**	**RMB**
		(In thousands)		
Current				
Non-US	(3,221)	(19,673)	(21,066)	(15,058)
US	-	-	(12)	(1,358)
Deferred				
US	-	-	-	-
Non-US	429	2,622	4,499	2,053
	(2,792)	(17,051)	(16,579)	(14,363)

Deferred tax assets and deferred tax liabilities of the Group at December 31, 2013 and 2012 were as follows:

	2014	2014	2013
	US$	RMB	RMB
	(In thousands)		
Deferred tax assets-China			
Current			
Allowance for doubtful accounts	1,864	11,402	9,785
Inventories	387	2,370	1,562
Deferred expenses	264	1,616	1,573
	2,515	15,388	12,920
Non-Current			
Depreciation	59	362	208
Total deferred tax assets-China	2,574	15,750	13,128
Deferred tax assets-USA	-		-
Total deferred Tax assets	2,574	15,750	13,128
Deferred tax liabilities-China	-		-
Deferred tax liabilities-USA			
Current			
Depreciation	-	-	-
Non-Current	-	-	-
Total deferred tax liabilities	-	-	-
Net deferred tax assets	2,574	15,750	13,128

Based on available evidence, management believes it is more-likely-than-not that the net deferred tax assets will be fully realized. Accordingly, the Group did not provide a valuation allowance against its net deferred tax assets at December 31, 2014. At December 31, 2014, the Group has approximately RMB 1.2 million (US$0.2 million) net operating loss carry forward.

The reconciliation of income tax computed using the PRC statutory rate of 25% in 2014, 2013 and 2012 to actual income tax expense is as follows:

	2014	2014	2013	2012
	US$	RMB	RMB	RMB
		(In thousands)		
Computed expected income tax	4,586	28,012	25,070	25,655
Impact of tax holiday and benefit of companies in China	(1,794)	(10,961)	(9,094)	(11,858)
Effect of difference between the PRC and USA tax rate		-	603	566
	2,792	17,051	16,579	14,363

Under ASC 740, the Group recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. We evaluated the Company's overall tax positions and determined there were no material unrecognized tax benefits and there have been no material changes in unrecognized benefits since January 1, 2007. We have not filed 2014 US federal and state tax returns as of the date of this report.

11. BANK LOANS

Bank loans comprised:	2014	2014	2013
	US$	RMB	RMB
	(In thousands)		
Short-term bank loans	-	-	67,681
Long-term bank loans	26,238	160,553	195,087
Less: current portion	-	-	(67,681)
	26,238	160,553	195,087

Each of the credit line below can only be used by the specific entity that signed agreement with the banks and cannot be used by other entities within the group.

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 100.0 million (US$16.4 million). As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 5.6% per annum for the year ended December 31, 2014. This facility expires in March 2016.

Hainan Jinpan has a working capital credit facility from Bank of Communication for RMB 120 million (US$19.6 million). As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility bears interest at the benchmark rate set by the People's Bank of China. This credit facility expired in December 2014 and we are negotiating a new credit facility the Bank of Communication on similar terms as the old credit facility.

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 203 million (US$33.2 million). This credit facility bears interest at LIBOR plus a margin rate. As of December 31, 2013, no amounts were outstanding under this credit facility. This facility expires in March 2016.

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 100 million (US$16.3 million). This credit facility bears interest at the benchmark rate set by the People's Bank of China. As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility will expire in June 2015 and we intend to extend this credit facility.

Hainan Jinpan has an oral agreement of unsecured letter of credit facility from the Industrial and Commercial Bank of China for RMB 130 million (US$21.3 million). This credit facility bears interest at LIBOR plus a margin rate. As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility will expire in June 2015 and we intend to extend this credit facility.

Hainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 180 million (US$29.4 million). As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility bears interest at LIBOR plus a margin rate. This credit facility expired in expired in December 2014 and we are negotiating a new credit facility with the Bank of Communication on similar terms as the old credit facility.

Shanghai Jinpan has a credit facility from bank of China for RMB 90 million (US$ 14.7 million) of which 60 million (US$ 9.8 million) was working capital facility and RMB 30 million (US$4.9 million was letter of credit facility. As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility bears interest according to the benchmark rate set by the Bank of China. This credit facility expired in expired in February 2015 and we are negotiating a new credit facility with the Bank of Communication on similar terms as the old credit facility.

Hainan Jinpan has a credit facility from Nanyang Commercial Bank for RMB 100 million (US$16.34 million) of which RMB 50 million(US$ 8.17million) was working capital facility and RMB 50 million(US$ 8.17million) was letter of credit facility. As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility bears interest according to the benchmark rate set by the Bank of China. This credit facility expires in April 2015 and we are negotiating a new credit facility with Nanyang Commercial Bank on similar terms as the old credit facility.

Hainan Jinpan has a credit facility from China CITIC Bank for RMB 200 million (US$ 32.69 million). As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility bears interest according to the benchmark rate set by the Bank of China. This credit facility expired in March 2015 and we are negotiating a new credit facility with China CITIC Bank on similar terms as the old credit facility.

Guilin JFT has two credit facilities with the Bank of Communications, a long term credit line for fixed asset investment and a short term credit line for working capital totaling RMB 350 million (US$57.2 million). The fixed asset credit line is in the amount of RMB 210 million (US$34.3 million) and carries an interest rate of People's Bank of China bench mark rate x 1.05 per annum. Our borrowings under this credit line accrued interest at an average interest rate 6.88% per annum for the year ended December 31, 2014. Loans made under this credit line must be applied to fixed asset investment at the Company's Guilin facility and was secured by the fixed assets investment at Guilin. As of December 31, 2014, there was RMB 152.1 million (US$24.9 million) outstanding under this credit facility. The credit line has a term of seven years. Repayment of loan principal is scheduled over a seven year period, from 2013 to 2019. The working capital credit line is in the amount of RMB 140 million (US$22.9 million) and carries an interest rate of People's Bank of China bench mark rate x 1.05 per annum. Loans made under this credit line must be applied to the working capital of the Company's Guilin facility. The credit line has a term of two years. The loan principal must be repaid in full annually. As of December 31, 2014, no amounts were outstanding under this credit facility.

Jinpan Realty has a long term mortgage bank loan of US$1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan is secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years. Jinpan Realty amended the loan agreement with Enterprise Bank on December 1, 2013. The interest rate is fixed at 4.75% per annum effective December 1, 2013 and the loan matures on October 1, 2019. There was approximately RMB 8.5 million (US$1.4 million) outstanding as of December 31, 2014.

The table below reflects the principal balance due of Jinpan Realty, Guilin JFT and short term bank loans for the next five years.

RMB in thousands

Year	2015	2016	2017	2018	2019	Thereafter	Total
Principal Due	401	420	38,993	58,264	62,475	-	160,553

12. GOVERNMENT GRANTS

Hainan Jinpan, Shanghai Jinpan and Jinpan China received grants in advance from the local Chinese government based on its past business performance and its development of advance technologies which has to be pre-approved by the government. Government grants are recorded as deferred grant revenue until the terms of the grants are met and final approval from the government is obtained. Once these conditions are satisfied grant revenue is recognized in other income. The Group recognized income of RMB 20.7 million (US$ 3.4 million), RMB 14.2 million (US$ 2.3 million) and RMB 16.2 million (US$ 2.6 million) respectively in 2014, 2013 and 2012, respectively. In the year 2014 and 2013, Guilin JFT received approximately RMB 4.4 million (US$ 0.7 million) and RMB 14.0 million (US$ 2.3 million) respectively

from Guilin government to subsidize the bank loan interest that occurred for fixed assets investment in Guilin. The amount we received was recorded as deferred grant revenue.

13. DISTRIBUTION OF INCOME

According to PRC accounting rules and regulation, the Group's Chinese subsidiaries are required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and staff welfare and bonus fund based on 10% of its net income for the year as reported in the statutory accounts prepared in accordance with GAAP. The maximum amount of the aggregate of these reserves is 50% of its registered capital. The Group and its subsidiaries in China reserved RMB 3.6 million (US$ 0.6 million), RMB 5.03 million (US$ 0.8 million) million and RMB nil for the years ended December 31, 2014, 2013 and 2012 respectively.

The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund represent appropriations made at the sole discretion of the Company's board of directors. The statutory reserve fund and enterprise expansion fund are used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Hainan Jinpan. During the years ended December 31, 2013, 2012 and 2011, the directors of the Group's China subsidiaries approved the following appropriations to reserves.

	2014	2014	2013	2012
(In thousands)	US$	RMB	RMB	RMB
Statutory reserve fund	586	3,629	5,035	-
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	-	-
	586	3,629	5,035	-

The Company declared a cash dividend of US$0.16 per common share for the year 2014 on February 26, 2014. Total dividend paid was US $2.6 million in 2014. A quarterly dividend of $0.04 per common share was paid at the end of March, June, September, and December 2014. The Company declared a cash dividend of US$0.12 per common share for the year 2013 on November 29, 2012, which was paid in four installments at the end of each quarter of 2013. The Company also declared a special dividend of US$ 0.04 per common share on November 29, 2012 which was paid on December 21, 2012.

14. COMMITMENTS AND CONTINGENT LIABILITIES

(1) Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements. These operating leases expire in various years through 2023. The operating lease rental expense incurred by the Group during the years ended December 31, 2014, 2013 and 2012 amounted to RMB 3.7 million (US$ 0.6 million), RMB 4.0 million (US$ 0.6 million), and RMB 4.3 million (US$ 0.7 million), respectively. These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2014:

	(In thousands)	
	US$	RMB
2015	271	1,656
2016	73	443
2017	68	415
2018	59	358
2019	59	358
2020 and thereafter	189	1,156
Total minimum lease payments	719	4,386

(2) Capital commitments

As of December 31, 2014, the Group has commitments of RMB 2.9 million for the purchase of new machinery and construction project.

(3) Employment contracts

The Group's employees in the PRC include engineers, technicians, management administrative personnel, marketing and sales personnel, and factory personnel while employees in U.S. include management, administration and marketing personnel. All of the employees except U.S. employees are contract employees and have entered into renewable employment contracts with the Group's applicable entities. Terms of the employment agreements with management, engineers, sales persons and technicians range from two to five years and terms of the employment agreements with support personnel range from six months to one year.

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2014:

	US$	RMB
	(In thousands)	
2015	6,728	41,094
2016	5,016	30,635
2017	3,217	19,650
2018	2,083	12,721
2019	1,727	10,548
2020 and thereafter	18,998	116,038
Total minimum employment contract payments	37,769	230,686

(4) Licensee agreement

The Group is engaged in a licensee agreement with a third party that designs certain line reactors. This agreement provides us the exclusive right to manufacture, assemble, sell, and maintain the licensed products. Licensee expense was RMB 0.3 million (US$ 0.05 million), RMB 0.2 million (US$0.03 million) and RMB 1.0 million (US$ 0.15 million) for the years ended December 31, 2014, 2013, and 2012, respectively. These amounts were recorded in the selling and administrative expense.

15. FINANCIAL INSTRUMENTS

Cash and cash equivalents

The carrying amount reported on the Consolidated Balance Sheets for cash and cash equivalents approximates their fair value because of the short maturity of those instruments.

Investments, accounts receivable, notes receivable, other receivables, advance from customers and bank loans

The carrying value, as reported on the Consolidated Balance Sheets, of short-term investments, accounts receivable, notes receivable, other receivables, advance from customers, accruals, and bank loans approximate their market values based on their short-term maturities, or their fair values.

16. CONCENTRATION OF RISK

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and short-term investments.

The Group maintains cash and cash equivalents with the Bank of China, Industrial and Commercial Bank of China, Bank of Communication, Nan-Yang commercial Bank and China Construction Bank in the PRC and Citibank, in the United States and Hong Kong.

Concentrations of credit risk with respect to accounts receivable are minimal because the Group has many different customers. The Group also performs ongoing credit evaluations of its customers' financial conditions and, as a result, does not require collateral for Accounts Receivable.

During 2014, the Group was dependent on two major suppliers ChongQing Industry Co., Ltd (NAGASE) and Momentive (Hexion /Bakelite AG) for cast resin, which accounted for 1.33% (1.6% in 2013) and 0.32% (1.32% in 2013) of total purchases, respectively. Additionally, the Group was dependent on one major supplier: Wuhan Steel Processing Co. Ltd., for silicon steel, which accounted for 26.02% (2013: 24.73%) of total purchases. The Group is also dependent on Hainan Xinlong Copper Co. Ltd., Foshan HuaHong Copper Co. Ltd., and Shanghai Congxin Electric Co. Ltd. for copper and aluminum, which accounted for 3.99 % (2013: 5.71 %) and 2.75 % (2013: 0.26 %) and 2.88% (2013: 2.18 %) of total purchases, respectively.

A significant portion of our sales revenues is concentrated on one OEM, which is our largest customer. Sales to our largest customer accounted for 7.3%, 10.5% and 12.7% for years 2014, 2013 and 2012, respectively.

17. PENSION AND OTHER POST RETIREMENT BENEFITS

Jinpan USA set up a Simple IRA plan for its employees. The amount employees contribute are tax deferred. Jinpan USA has not made any contributions. since set up simple IRS.

Hainan Jinpan, Jinpan China and Shanghai Jinpan have a defined contribution retirement plan for their employees. As required by PRC laws and organized by local government, Hainan Jinpan and Jinpan China make certain statutory contributions to the plan. All permanent employees are entitled to an annual pension that is equal to a fixed proportion of their final annual salary at their retirement date. Hainan Jinpan and Jinpan China and its employees are required to make contributions to the retirement plan at rates of 20% and 8% of each employee's annual salary, respectively, while Shanghai Jinpan and its employees are required to make contributions to the retirement plan at rates of 21% and 8% of each employee's annual salary. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government, which is responsible for the payments of pension benefits to retired employees. Hainan Jinpan and Jinpan China have no obligations for the pension benefits beyond the annual contributions as described above. The pension costs recognized by Hainan Jinpan, Jinpan China ,Shanghai Jinpan and Guilin JFT during the years ended December 31, 2014, 2013 and 2012 amounted to RMB 18.6 million (US$ 3.0 million), RMB 10.1 million (US$ 1.6 million) and RMB 18.3 million(US$ 2.9 million), respectively.

18. OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

We operate in one reportable segment, electrical distribution equipment based on aggregation criteria: (1) We manufacture and sell power control and distribution equipment, including cast resin transformers, substation, reactors, and switchgears. While each type of product has a different function, all are used to control and to distribute electric power. (2) While the manufacturing techniques and equipment may vary among product types, we apply the similar production process, quality, and cost monitoring and control systems throughout our manufacturing facilities. (3) Our customer base is not differentiated by the type of products. Our customers base comprise of resellers or end users of power control and distribution equipment, including OEMs, utilities, municipal governments, industrial companies, and commercial and residential developers. Customers often procure one or more types of products we offer depending on their requirements. (4) Presently, we use the same sales team and similar distribution channels for all of our products, because the customer base for our products are the same.

Thus, we report one operating segment based on aggregation criteria. We sell our products in the People's Republic of China, the United States, and Europe.

Geographic area data

	Year ended December 31,			
	2014	2014	2013	2012
	US$	RMB	RMB	RMB
		(In thousands)		
Revenues from external customers:				
United States	9,906	60,505	105,938	108,347
Europe	10,190	62,237	40,749	59,910
PRC	220,911	1,349,303	1,251,174	1,156,695
	241,007	1,472,045	1,397,861	1,324,952
Property, Plant, and Equipment by area:				
United States	2,169	13,270	14,027	15,092
PRC	71,807	439,389	446,905	244,880
	73,976	452,659	460,932	259,972
Net Assets				
United States	3,983	24,375	12,477	43,089
PRC	222,706	1,362,738	1,293,139	1,169,100
	226,689	1,387,113	1,305,616	1,212,189

19. EARNINGS PER SHARE

Basic earnings per share for the years ended December 31, 2014, 2013 and 2012 was computed by dividing net income of RMB 94.8 million (US$ 15.5 million), RMB 102.6 million (US$ 16.6 million) and RMB 88.5 million (US$ 14.1 million) respectively by the weighted average number of 16,232,381, 16,230,165 and 16,170,107 common shares outstanding, respectively.

Diluted earnings per share for the years ended December 31, 2014, 2013 and 2012 was computed by dividing net income of RMB 94.8 million (US$ 15.5 million), RMB 102.6 million (US$16.6 million) and RMB 88.5 million (US$14.1 million) by the weighted average number of 16,633,, 16,711,192 and 16,717,277 common shares outstanding, respectively. The weighted average number of shares includes potentially dilutive common shares, which reflect the dilutive effect of stock options, preferred shares and warrants. Reconciliation of the denominator is as follows:

	2014	2013	2012
Denominator for basic earnings per share weighted average shares	16,232,381	16,230,165	16,170,107
Effect of dilutive securities:			
Exercisable stock options	401,302	481,027	547,170
Convertible warrants		-	-
Denominator for diluted earnings per share adjusted weighted average shares and assumed conversions	16,633,683	16,711,192	16,717,277

20. EQUITY

The Company issued 2,818, 77,000, and 12,000 shares respectively in 2014, 2013 and 2012 from its treasury shares to the employees who exercised their stock options.

The Company's convertible preferred stock ("preferred stock") is convertible at any time into common shares at the rate of 1-to-1 and each share of preferred stock entitles its holder to the same number of votes as a Common Share. In the event of the Company's liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of common shares in the distribution of assets in an amount equal to the sum of: (i) US$2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share. There were no outstanding preferred shares at the end of December 31, 2014.

(a) 1997 Stock Option Plan

A total of 1,000,000 common shares have been reserved for issuance under the Company's 1997 Stock Option Plan. The 1997 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 1997 Stock Option Plan, which was established in October 1997, is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the 1997 Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. The vesting period is determined in each stock option agreement. Options shall be fully vested and become exercisable at the date vested. The maximum term of options granted under the 1997 Stock Option Plan is 10 years.

(b) Stock option transactions under 1997 Stock Option Plan

During 2013 and 2012 certain employees exercised stock options to purchase an aggregate of 100,000 shares and 12,000 shares of the Company's common shares respectively. The Company received US$ 215,400 in 2013 and US$21,300 in 2012 from these exercises. No options were exercised under this plan in 2014.

(c) 2006 Stock Option Plan

In October 2006, the Company adopted the 2006 Stock Option Plan, under which 600,000 common shares have been reserved for issuance. The 2006 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 2006 Stock Option Plan is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the 2006 Stock Option Plan must be at least equal to the fair market value of a Common Share on the date of grant. Options shall be fully vested and become exercisable on the date of vesting. The vesting period is determined in each stock option agreement. The maximum term of options granted under the 2006 Stock Option Plan is 10

years. We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model.

(d) Stock option transactions under the 2006 Stock Option Plan

In March 2012, the Company issued stock options to purchase 132,166 common shares to its directors and certain employees. These options are exercisable at the price of US$ 8.34 per share and will expire on September 7, 2016.

In June 2012, one employee exercised his options to purchase 12,000 common shares. The Company received US$ 21,300 from this exercise.

In March 2013, the Company issued stock options to purchase 61,800 common shares to its directors and certain employees. These options are exercisable at the price of US$ 5.53 per share and will expire on March 3, 2022.

In October 2013, the Company issued stock options to purchase 91,200 common shares to its directors and certain employees. These options are exercisable at the price of US$ 6.25 per share and will expire on October 7, 2016.

In March 2014, the Company issued stock options to purchase 203,200 common shares to its directors officers and certain employees. These options are exercisable at the price of US$ 8.56 per share and will expire on March 18, 2019.

(e) Common Shares Reserved for Options and Preferred Stock.

	December 31, 2014	December 31, 2013
Stock options	520,548	548,366
Preferred stock	-	-
Total	520,548	548,366

(f) Stock Option Valuation

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. The weighted-average exercise price for options outstanding as of December 31, 2014 was US$ 7.95. The weighted-average remaining contractual life of those options is 3.2 year.

The following assumptions were used for calculating fair value of stock options:

	December 31, 2014	December 31, 2013	December 31 2012
Risk-free interest rate	0.91 %	0.40% to 0.75 %	0.55% to 1.62%.
Average expected term (years)	3	3	3
Dividend yield	1.91%	2.40 %	1.62%
Expected volatility	44.9% to 52.82%	44.9% to 63.48%	57.73% to 68.65%

The Company's calculation of expected volatility for the year ended December 31, 2014 was based on the historical volatility of the Company's stock price. We have adopted the guidance of ASC 718-10-S99-1 for purposes of determining the expected term for stock options. Due to limited historical data to rely upon, we use the "simplified" method in developing an estimate of expected term for stock options per ASC 718-10-S99-1. The interest rate is based on the U.S. Treasury yields in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions.

(g) Option Award Activity

A summary of the Company's stock option activities, and related information for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013		2012	
	Options	Weighted average exercise price US$	Options	Weighted average exercise price US$	Options	Weighted average exercise price US$
Outstanding at beginning of year	548,366	7.49	586,566	7.74	498,566	7.52
Granted	203,200	8.56	153,000	5.96	132,166	8.34
Exercised	(2,818)	5.53	(100,000)	2.15	(12,000)	1.775
Cancelled	-	-	-	-	-	-
Forfeited	(228,200)	-	(91,200)	-	(32,166)	-
Outstanding at the end of year	520,548	7.95	548,366	7.49	586,566	7.74
Exercisable at the year end	324,348	7.74	457,166	7.74	454,400	7.56
Weighted average grant-date fair value of options granted during the year		US$8.56		US$5.96		US$8.34

A summary of the status of the Company's nonvested shares for the years ended December 31, 2014, 2013, 2012 are as follows

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value (US$)
Nonvested at January 1, 2012	177,200	8.46
Granted	132,166	8.34
Vested	(177,200)	8.46
Forfeited	-	-
Nonvested at December 31, 2012	132,166	8.34
Granted	153,000	5.96
Vested	(223,366)	7.44
Forfeited	-	-
Nonvested at December 31, 2013	61,800	5.53
Granted	203,200	8.56
Vested	(61,800)	5.53
Forfeited	(7,000)	8.56
Nonvested at December 31, 2014	196,200	US$8.56

The Company recognized approximately RMB 2.7 million, RMB 1.4 million and RMB 2.6 million of compensation cost for the years ended December 31, 2014, 2013 and 2012, respectively. No income tax benefit was recognized for the years ended December 31, 2014, 2013 and 2012. The total intrinsic value of options exercised during the years ended December 31, 2014, 2013 and 2012 was RMB 0.02 million, RMB 3.9 million and RMB 0.3 respectively. The total intrinsic value of all options outstanding (including vested options) during the year ended December 31, 2014 was RMB nil million. The total fair value of shares vested during the years ended December 31, 2014, 2013 and 2012 were approximately RMB 2.0 million, RMB 10.2 million and RMB 9.4 million respectively. Total compensation cost related to nonvested stock options that are not recognized at the end of December 31, 2014 and will be recognized in future years is RMB 0.7 million.

The following table summarizes information with respect to options outstanding at December 31, 2014:

	Options	Outstanding
Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life (in years)
US$ 10.83	44,000	1.2
US$ 8.34	130,166	1.7
US$5.53	58,982	7.2
US$ 6.25	91,200	1.8
US$ 8.56	196,200	4.2
	520,548	3.2

21. SUBSEQUENT EVENT

a) Cash Dividend

According to the board of directors' resolution on March 24, 2015, the board approved to pay annual cash dividend of US$ 0.03 per common shares in the year 2015 and the cash dividend is to be paid by the end of second quarter.

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2014.

22. QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 2014 and 2013 is as follows:

	Quarter			
Fiscal 2014	**First**	**Second**	**Third**	**Fourth**
RMB	unaudited	unaudited	unaudited	unaudited
Sales	253,035,775	402,487,008	378,260,046	438,261,778
Gross profit	78,324,882	134,844,876	123,947,540	123,827,223
Net income from continuing operations	9,289,887	32,364,810	26,146,348	26,957,036
Net income	9,289,887	32,364,810	26,146,348	26,957,036
Earnings per share - Basic	0.57	2.00	1.61	1.66
Earnings per share - Diluted	0.56	1.95	1.57	1.62

	Quarter			
Fiscal 2013	**First**	**Second**	**Third**	**Fourth**
RMB	unaudited	unaudited	unaudited	unaudited
Sales	220,777,799	364,015,592	425,926,695	387,140,688
Gross profit	73,562,227	126,597,747	148,023,358	100,596,341
Net income from continuing operations	7,170,983	27,246,301	43,283,357	24,920,607
Net income	7,170,983	27,246,301	43,283,357	24,920,607
Earnings per share - Basic	0.44	1.69	2.66	1.53
Earnings per share - Diluted	0.41	1.64	2.60	1.49

For more information:

Jinpan International Limited
c/o Hainan Jinpan Electric Co. Ltd.
No. 168 Nanhai Avenue
Building No. 7
Haikou Free Trade Zone
Haikou, Hainan, 570216, P.R.C.
Tel: (86) 898 6681-1301
Fax: (86) 898 6681-3519

Jinpan International USA Ltd.
390 Veterans Boulevard
Carlstadt, NJ 07072
Tel: (201) 460-8778
Fax: (201) 460-8775

Ticker Symbol: JST
Email: Jinpan@jstusa.net
Website: http://jinpaninternational.com